

August 15, 2022

James A. McCarthy
Chief Financial Officer
Wilhelmina International, Inc.
5420 Lyndon B Johnson Freeway, Box #25
Dallas, Texas 75240

> **Re: Wilhelmina International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated July 14, 2022**
> **File No. 001-36589**

Dear Mr. McCarthy:

We have reviewed your July 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We note your response to comment 1. Please tell us which parties in your direct bookings are your customer(s) under ASC 606 and how you arrived at your conclusion, including your contemplation of sources of consideration and services provided in exchange for the consideration received.

2. For your direct bookings, please tell us what your performance obligations are and how you identified those performance obligations under ASC 606.

3. In your response to comment 1, you state that you consider various indicators including discretion in talent selection in your assessment of whether you are acting as a principal or

an agent. Please explain to us in further detail what you mean by discretion in talent selection.

4. Please provide us with copies of standard talent and client agreements. To the extent contracts vary materially between different categories of customers, please separately provide copies of those contracts.

   You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services